

2023 Annual Report

2494 Jett Ferry Rd.
Suite 255
Dunwoody, GA 30338

p.+1 (678) 203-9800

board@witfoo.com
witfoo.com

Contents

Executive Summary

2023 saw several milestones in WitFoo business development. Agreements were executed with federal partner, Accenture Federal Services (AFS) and commercial partner, Impelix. $243k in additional annual recurring revenue (ARR) was added to grow early commercial sales above $1.6M. Sales pipelines through 2026 are above $10M on the Federal Channel and $5M on the Commercial Sales channel.

Federal Traction

In September 2022, WitFoo participated in live-fire cyber drills hosted by the US Navy. WitFoo's successful tests resulted in Accenture Federal Services (AFS) including WitFoo in a proposal to modernize cybersecurity operations across the US Navy. It also solidified WitFoo's place in the "Medici Moons" architecture design created by Ardalyst in support of US DoD modernization efforts in cybersecurity (reference: https://ardalyst.com/wp-content/uploads/2022/04/MEDICI-MOONS-Architecture-Solution-Brief.pdf).

In February of 2024, the US Navy awarded $789M to Accenture in response to the 2022 proposal. This win represents commercial validation of WitFoo software in the Federal government. WitFoo will receive $10m over the first 5 years of the contract for software licensing.

This is the first successful win by WitFoo in the Federal market. This pipeline continues to increase as WitFoo continues to prove value in enabling the cyber-warfighter.

Commercial Traction

To minimize shareholder dilution, WitFoo launched a long-term, low cost go-to-market strategy in 2020 to enable scalable and profitable sales via a robust channel. WitFoo principals spent hundreds of hours interfacing with the leadership at solution partner Impelix (https://www.impelix.com/.) The collaborative work led to Impelix building a software-as-a-service (SaaS) offering on WitFoo Precinct and a fully funded sales and marketing team in September of 2023. Impelix added $243k of new revenue to the WitFoo profit and loss statement in early sales. 2024 sales pipelines are expected to exceed $2m. 2025 and 2026 commercial sales are forecasted to grow 50% year over year.

2023 Numbers

Gross revenues in 2023 were $243k. Operating expenses were $623k. Net losses for the year were $380k.

Fundraising to Date

Since its founding in 2016, WitFoo has endeavored to minimize costs and dilution to enable sufficient runway to execute on its ambitious product and go-to-market plans. A summary of fundraising is below:

Vehicle	Start	End	Shares Allocated	Shareholders	Capital Raised
ASC 718 (Share-Based Payment)	2/1/2016	Ongoing	5,112,647	32	$0.00
Reg D Rule 506 (Friends & Family)	4/15/2016	Ongoing	2,657,963	89	$2,954,867.00
Reg CF (StartEngine)	3/1/2018	3/1/2018	58,066	71	$106,841.00
Convertible Notes	5/1/2017	Ongoing	180,800	4	$ 904,000.00
Bank Loans	6/1/2020	Ongoing	-	-	$ 144,666.00
Totals			8,009,476	151	$ 4,110,374.00

Note: Some shareholders participated in multiple vehicles. The total number of shareholders is 151.

Current Ownership

The following lists all shareholders with a 5% or greater ownership stake in the corporation at current dilution.

Shareholder	Shares	Ownership
Charles Herring	1,211,247	16.51%
Tim Bradford	892,612	12.17%
Mike Riforgiate	672,762	9.17%
Reese Zomar	647,667	8.83%
Chris Tobkin	500,000	6.82%
Scott Burg	485,936	6.63%
John Falck	429,100	5.85%
Kevin Sheahan	390,000	5.32%

2024 Growth Plan

With a proven product and a growing sales channel, WitFoo will accelerate sales, marketing and development in 2024 through reinvestment of revenues and fundraising of up to $5M at or above established par value. Considering growing traction, the Board expects attractive valuations from new investors to minimize dilution of existing shareholders.

Dedicated sales and channel personnel will be added to accelerate sales traction. Support and development staff will be added to increase business resilience and to reduce risk.

The growth plan will increase operational expenditure (OPEX) from $380k in 2023 to over $4.5M annually. The increase in spending will be accomplished through a combination of increasing revenues and capital raise.

The growth plan is projected to grow annual recurring revenue to above $10M, annual profits above $3M and justify a valuation of at least $100M. The plan will be executed from 2H2024 through 1H2027.

Dividend Disbursements

Dividends will be paid out yearly based on the profitability of the preceding calendar year. The Board of Directors will also consider the following year's budget in calculating the disbursement amount. During the 36-month growth plan, revenues may be reinvested to increase valuation, share price and the potential of higher future dividends.

Due to the rapid growth plan of WitFoo in 2024, the Board is forecasting an operating loss in 2024.

Increased Reporting

With new business metrics being generated in 2024, the corporation will begin to issue quarterly reports in 2025. These reports will be in addition to the current annual report. These reports will be made available via SEC EDGAR and/or the WitFoo Shareholder Portal.

Disclosures

California Lien

In 2023, the Board of Directors discovered a lien was filed by the State of California due to failure of compliance by the Corporate Secretary. The Board replaced the Secretary with Michael Riforgiate, WitFoo's Chief Operating Officer. Proper filings were made with California to resolve the issue and fulfill WitFoo's responsibilities to California. Also, under the Board's direction, all corporate mail and official correspondence is being digitally preserved and distributed to all corporate Officers each week to avoid this type of failure from occurring again in the future.

Employee Compensation Plans

To extend runway as revenues increase, the Board of Directors approved an Employee Compensation Plan that provides commensurate compensation to all WitFoo personnel. The plan provides a blend of cash and equity compensation that allows the corporation to operate under the annual recurring revenue (ARR) of the business. The plan improves retention and business resilience while minimizing the need for debt or dilution.

Share Transfer and Buy Back

For shareholders wishing to sell some or all of their shares, the WitFoo Shareholder Portal allows those transactions. The WitFoo Shareholder community has transacted over twenty transfers of ownership in accordance with the Shareholder Agreement.

The Board of Directors has authorized corporate share buy back at par value when funding is available. These buy backs may be funded by revenue or capital raise.

Update to Bylaws

To enable and expand fundraising opportunities, ensure continuity and operational resilience, The Board of Directors will present amendments to the Bylaws for ratification by the Shareholders at the annual Shareholder meeting.

I, Michael Riforgiate, the Vice President, Operations of WitFoo, Inc., hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2023 (beginning date of review) and December 31, 2023 (End Date of Review) included in this Form

C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $180,357.00, taxable income of -$427,253.00 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/27/2024 (Date of Execution).

DocuSigned by:

Michael Riforgiate
A8E7513B5E634B0...
_____ (Signature)

_____VP, Operations_____ (Title)

_____4/15/2024_____ (Date)

Appendix A: Shareholder Rights

The relationship between shareholders and the corporation are detailed in the Shareholder Agreement and the corporate bylaws. Below is a summary of key rights and responsibilities effecting the shareholders.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution:

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Voting Rights

The holders of shares of the Company's 10,000,000 common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive dividends as declared by the Board out of funds legally available to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

Appendix B: Financial Statements

WitFoo, Inc.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

December 31, 2023 (unaudited)

Notes on Financial Statements

NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE.   The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dunwoody, GA

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides a global threat feed and 4) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

- Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Statement of Cash Flows

WitFoo, Inc.

Statement of Cash Flows
January - December 2023

	TOTAL
▸ OPERATING ACTIVITIES	$ -486,236.72
▸ FINANCING ACTIVITIES	$507,998.96
NET CASH INCREASE FOR PERIOD	$21,762.24
Cash at beginning of period	44,392.88
CASH AT END OF PERIOD	$66,155.12

Wednesday, March 27, 2024   08:58 AM GMT-05:00

Balance Sheet

WitFoo, Inc.

Balance Sheet
As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$66,155.12
Accounts Receivable	$68,460.00
Other Current Assets	$97,357.88
Total Current Assets	$231,973.00
Fixed Assets	$76,942.05
TOTAL ASSETS	$308,915.05
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$398,874.36
Long-Term Liabilities	
Convertible Notes	904,000.00
SBA EIDL Loan	144,666.00
Total Long-Term Liabilities	$1,048,666.00
Total Liabilities	$1,447,540.36
Equity	
Additional Paid-In Capital	0.00
Capital Stock	31,571.01
Partner Contributions	2,980,555.19
Retained Earnings	-3,764,529.26
Net Income	-386,222.25
Total Equity	$ -1,138,625.31
TOTAL LIABILITIES AND EQUITY	$308,915.05

Accrual basis Wednesday, March 27, 2024 08:55 AM GMT-05:00

Profit and Loss

WitFoo, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Cloud Marketplace Income	2,174.21
AWS Cloud Marketplace Income	1,798.46
Total Cloud Marketplace Income	3,972.67
Discounts given	-5,040.00
Sales	244,624.33
Uncategorized Income	41.52
Total Income	**$243,598.52**
Cost of Goods Sold	
Cost of Goods Sold	500.00
Total Cost of Goods Sold	**$500.00**
GROSS PROFIT	**$243,098.52**
Expenses	
Accounting Services	8,487.00
Advertising	
Advertising-Inbound	463.01
Total Advertising	463.01
Bank Charges	1,011.04
Depreciation Expense	605.52
Expense-Internet	3,039.24
Expense-Mobile Phone	3,822.26
Insurance	7,788.80
Interest Expense	8,000.00
Interest Expense - Tobkin	4,000.00
Legal & Professional Fees	4,431.88
Marketing	675.00
Marketing-Opex	15,165.14
Total Marketing	15,840.14
Meals and Entertainment	757.45
Business Meals (100%)	5,695.57
Total Meals and Entertainment	6,453.02
Office Expenses	19.37
Cloud Marketplace	1,529.32
IT Services	22,608.65
Office 365	6,251.59
Server Space	239,655.93
Virtual Office	3,370.84
Total Office Expenses	**273,435.70**

WitFoo, Inc.

Profit and Loss

January - December 2023

	TOTAL
Payroll	33,477.07
Payroll Processing Fee	114.11
Payroll Taxes	252.27
Total Payroll	**33,843.45**
Payroll Expenses	
Taxes	10,480.68
Wages	79,365.25
Total Payroll Expenses	**89,845.93**
QuickBooks Payments Fees	20.00
Rent or Lease	1,489.95
Salaries and Wages	5,000.00
Subcontractors	6,379.92
Development Labor	93,068.51
Sales Labor	12,000.00
Total Subcontractors	**111,448.43**
Supplies	10.00
Taxes & Licenses	5,858.26
Travel	
Accommodations	8,706.24
Airfare	11,592.80
Transport	4,111.44
Uber	10,827.53
Total Travel	**35,238.01**
Travel Meals	3,773.52
Uncategorized Expense	35.12
Total Expenses	**$623,940.28**
NET OPERATING INCOME	$ -380,841.76
Other Income	
Credit Card Rebates	718.52
Total Other Income	**$718.52**
NET OTHER INCOME	$718.52
NET INCOME	$ -380,123.24